December 14, 2005
Ms. Kathleen Collins
Accounting Branch Chief
United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	PDF Solutions, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005 Form 8-K/A dated July 21, 2005 (File No. 000-31311)
Dear Ms. Collins:
     In connection with its response letter to the United States Securities & Exchange Commission (the “Commission”) regarding the above referenced matter, and as a registrant of the Commission, PDF Solutions, Inc. (the “Company”) affirms the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the aforementioned filing;

•	Comments by the Staff of the Commission (the “Staff”) or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the aforementioned filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company understands the importance of, and is committed to, complying with all applicable SEC rules and regulations. Therefore, should you require additional information or clarification respect to the Company’s responses, or wish to discuss the responses further, please contact me at (408) 938-6445.

Yours truly,
/s/ P. Steven Melman
P. Steven Melman
Vice President, Finance and Administration, and Chief Financial Officer